UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.__)*

Under the Securities Exchange Act of 1934

EverCommerce, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

29977X105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29977X105	13G
1	NAMES OF REPORTING PERSONS
PSG Ultimate GP Managing Member L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
85,464,516 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
85,464,516 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,464,516 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
43.7% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 29977X105	13G
1	NAMES OF REPORTING PERSONS
Providence Strategic Growth II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
10,823,936 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
10,823,936 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,823,936 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29977X105	13G
1	NAMES OF REPORTING PERSONS
Providence Strategic Growth II-A L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
8,264,147 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
8,264,147 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,264,147 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.2% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29977X105	13G
1	NAMES OF REPORTING PERSONS
Providence Strategic Growth III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
11,693,622 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
11,693,622 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,693,622 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29977X105	13G
1	NAMES OF REPORTING PERSONS
Providence Strategic Growth III-A L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
3,785,594 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
3,785,594 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,785,594 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.9% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29977X105	13G
1	NAMES OF REPORTING PERSONS
PSG PS Co-Investors L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
50,897,217 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
50,897,217 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,897,217 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.1% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 29977X105	13G
1	NAMES OF REPORTING PERSONS
Peter Osgood Wilde Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
85,464,516 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
85,464,516 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,464,516 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
43.7% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 29977X105	13G
1	NAMES OF REPORTING PERSONS
Mark Edward Hastings

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
85,464,516 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
85,464,516 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,464,516 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
43.7% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).	Name of Issuer:

EverCommerce, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3601 Walnut Street
Suite 400
Denver, CO 80205

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of PSG Ultimate GP Managing Member L.L.C. (“PSG Managing Member”), Providence Strategic Growth II L.P. (“PSG II”), Providence Strategic Growth II-A L.P. (“PSG II-A”), Providence Strategic Growth III L.P. (“PSG III”), Providence Strategic Growth III-A L.P. (“PSG III-A”), PSG PS Co-Investors L.P. (“PSG Co-Invest” and, collectively with PSG II, PSG II-A, PSG III and PSG III-A, “PSG Funds”), Mark Hastings, and Peter Wilde. The PSG Funds, PSG Managing Member, Mr. Hastings and Mr. Wilde are collectively referred to herein as the “Reporting Persons.”

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is:

401 Park Drive
Suite 204
Boston, MA 02215

Item 2(c).	Citizenship:

PSG Managing Member is a Delaware limited liability company. PSG II, PSG II-A, PSG III, PSG III-A, and PSG Co-Invest are Delaware limited partnerships. Mr. Wilde and Mr. Hastings are U.S. citizens.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”), of the Issuer.

Item 2(e).	CUSIP Number:

29977X105

Item 3.	Not applicable.

Item 4	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2021, are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons beneficially owned 85,464,516 shares of Common Stock, which includes (i) 10,823,936 by PSG II, (ii) 8,264,147 by PSG II-A, (iii) 11,693,622 by PSG III, (iv) 3,785,594 by PSG III-A and (v) 50,897,217 by PSG Co-Invest, representing approximately 43.7% of the shares of Common Stock outstanding. The percentage ownership was calculated assuming 195,361,459 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on November 7, 2021.

PSG Managing Member is the indirect managing member of the PSG Funds and holds voting and dispositive power over the shares of Common Stock held by the PSG Funds. The members of PSG Managing Member are controlled by each of Mark Hastings and Peter Wilde, respectively. Each of Mr. Hastings and Mr. Wilde disclaim beneficial ownership of any of the Common Stock held by the PSG Funds, except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The responses of the Reporting Persons to Item 4 is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

	By:	/s/ Mark E. Hastings
Name:	Mark E. Hastings

By:	/s/ Peter O. Wilde
Name:	Peter O. Wilde

PSG Ultimate GP Managing Member L.L.C.

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory

Providence Strategic Growth II L.P.
By:	Providence Strategic Growth II GP, L.P., its general partner

By:	PSG II Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
	Name:	Aaron W. Fine
	Title:	Authorized Signatory

Providence Strategic Growth II-A L.P.
By:	Providence Strategic Growth II-A GP, L.P., its general partner

By:	PSG II-A Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
	Name:	Aaron W. Fine
	Title:	Authorized Signatory

Providence Strategic Growth III L.P.

By:	Providence Strategic Growth III GP L.P., its general partner

By:	PSG III Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
	Name:	Aaron W. Fine
	Title:	Authorized Signatory

Providence Strategic Growth III-A L.P.
By:	Providence Strategic Growth III GP L.P., its general partner

By:	PSG III Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory

PSG PS Co-Investors L.P.
By:	PSG PS GP L.L.C., its general partner

By:	Providence Strategic Growth II GP, L.P., its sole member

By:	PSG II Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.00001 par value per share, of EverCommerce, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1).  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2022

	By:	/s/ Mark E. Hastings
	Name:	Mark E. Hastings

By:	/s/ Peter O. Wilde
Name:	Peter O. Wilde

PSG Ultimate GP Managing Member L.L.C.

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory

Providence Strategic Growth II L.P.
By:	Providence Strategic Growth II GP, L.P., its general partner

By:	PSG II Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory

Providence Strategic Growth II-A L.P.
By:	Providence Strategic Growth II-A GP, L.P., its general partner

By:	PSG II-A Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory

Providence Strategic Growth III L.P.
By:	Providence Strategic Growth III GP L.P., its general partner

By:	PSG III Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory

Providence Strategic Growth III-A L.P.
By:	Providence Strategic Growth III GP L.P., its general partner

By:	PSG III Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory

PSG PS Co-Investors L.P.
By:	PSG PS GP L.L.C., its general partner

By:	Providence Strategic Growth II GP, L.P., its sole member

By:	PSG II Ultimate GP L.L.C., its general partner

By:	/s/ Aaron W. Fine
Name:	Aaron W. Fine
Title:	Authorized Signatory